NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA
OR JAPAN

14 March 2003
CELLTECH GROUP PLC ("CELLTECH")
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC ("OGS")

The Board of Celltech is pleased to note that the Board of OGS, in an announcement made earlier today, has withdrawn its recommendation of the CAT merger offer.

Based on the closing price of a CAT Share on 13 March 2003, being the last business day prior to this announcement, the implied value of OGS under the all paper CAT merger offer, is 82.9 million GBP or 148.7 pence per OGS share. In comparison, the value of Celltech's all cash offer is 101.4 million GBP or 182 pence per OGS Share representing an additional 33.3 pence over the implied value of an OGS Share under the CAT merger offer.

The Board of Celltech continues to believe that its all cash offer of 182 pence is generous. The first closing date of the Celltech offer is 31 March 2003.Commenting, Peter Fellner, Chief Executive of Celltech said: "We are pleased that the OGS Board has withdrawn its recommendation of the CAT merger and encourage all OGS Shareholders to accept Celltech's all cash offer. In addition, those OGS shareholders who may wish to benefit from continued participation in the future of the UK biotech sector, or Celltech itself, will have the option of applying their cash proceeds as they see fit following the completion of our offer."

Enquiries:
For further information contact:
Celltech Group plc Telephone: +44 (0)1753 534 655
Dr Peter Fellner, Chief Executive
Peter Allen, Chief Financial Officer
Richard Bungay, Director of Corporate Communications

JPMorgan Telephone: +44 (0)20 7742 4000
Bernard Taylor, Vice Chairman
Julian Oakley, Managing Director
Brunswick London Telephone: +44 (0)20 7404 5959
Jon Coles
Fiona Fong
Brunswick New York Telephone: +1 212 333 3810
Cindy Leggett-Flynn

Terms defined in the Offer Document have the same meaning when used in this announcement.

Celltech and JPMorgan, acting on its behalf outside the United States, are offering to purchase all of the issued and to be issued ordinary shares of 5 pence each in OGS (including those represented by OGS ADSs) at a price of 182 pence per OGS Share.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech filed with the SEC a Tender Offer Statement on Schedule TO containing the Offer Document and other related information on 3 March 2003. Free copies of those documents are available on the SEC's website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document have been ade available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms which have been sent to them because they contain important information. OGS Securityholders in the United States are also advised to read the Tender Offer Statement because it contains important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor is it being made in or into Australia or Japan and the Offer is not capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer have been, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not istribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative available under the Offer have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or o or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

THE OFFER WILL REMAIN OPEN FOR ACCEPTANCE DURING THE INITIAL OFFER PERIOD. THE INITIAL OFFER PERIOD FOR ACCEPTANCES AND WITHDRAWALS WILL EXPIRE AT 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW YORK CITY TIME), ON 31 MARCH 2003,
 UNLESS EXTENDED TO A LATER CLOSING DATE. AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, IF ALL CONDITIONS OF THE OFFER HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFER WILL BE EXTENDED FOR A SUBSEQUENT OFFER PERIOD OF AT LEAST 14 CALENDAR DAYS. OGS SECURITYHOLDERS WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFER FROM THE DATE OF
THIS ANNOUNCEMENT UNTIL THE SPECIFIED TIME ON THE LAST DAY OF THE INITIAL OFFER PERIOD, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

The Offer is conditional upon, among other things, valid acceptances being received (and not, where permitted, being withdrawn) by 3:00 p.m. (London time), 10:00 a.m. (New York City time) on 31 March 2003, or such later time(s) and/or date(s) as Celltech may, subject to the City Code and in accordance with the Exchange Act, decide in respect of not less than 90 percent (or such lesser percentage as Celltech may decide) of the OGS Shares (including OGS Shares represented by OGS ADSs) to which the Offer relates, provided that this condition will not be satisfied unless Celltech shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, OGS Shares (including OGS Shares represented by OGS ADSs) carrying in aggregate more than 50 per cent of the voting rights normally exercisable at a general meeting of OGS, including for this purpose (to the extent, if any, required by the Panel) any voting rights attaching to any OGS Shares (including OGS Shares represented by OGS ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Celltech reserves the right (but will not be obliged, other than as may be required by the City Code or the Exchange Act) at any time or from time to time to extend the Offer and, in such event, any decision to extend the Offer will be publicly announced by 8:00 a.m. (London time) in the United Kingdom and 8:00 a.m. (New York City time) in the United States on the day (other than a Saturday or Sunday) following the day on which the Offer was due to expire and which banks are generally open in London for normal business. Except with the consent of the Panel, the Initial Offer Period for acceptances and withdrawals may not extend beyond 1:00 p.m. (London time), 8:00 a.m. (New York City time), on 30 April 2003.

The Directors of Celltech accept responsibility for the information contained in this announcement, and, to the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer, the contents of the Offer Document or any transaction or arrangement referred to therein.
The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. OGS has equity securities traded on the London Stock Exchange and NASDAQ.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon (London time), 7 a.m. (New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the United Kingdom, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number:
+44 (0) 20 7638 1554). This announcement has been approved by J.P.Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only.
END